UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Thunder Energies Corporation

(Name of Issuer)

Series A Convertible Preferred Stock

(Title of Class of Securities)

None

(CUSIP Number)

Andrea Zecevic

_______________

________________

________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24 , 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS: Saveene.Com I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ◻ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000,000 (with 15 votes per share) (100%)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50,000,000 (with 15 votes per share) (100%)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 (100%)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ◻
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. NONE	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Statement of Schedule 13D (this “Schedule”) relates to the shares of Series A Convertible Preferred Stock, par value $.001 per share of Thunder Energies Corporation, a Florida corporation (the “Issuer”). The Issuer maintains its principal executive offices at 111 Moorings Dr Lantana Florida 33462.

Item 2.  Identity and Background.

Below is information regarding the reporting person.

(a)       This statement is filed by Min Mar Corporation, a Florida corporation (the “Reporting Person”).  The principal business of the Reporting Person involves [primary business].   The principal owner of the Reporting Person is: Andrea Zecevic (“Mrs. Zecivic” or “Principal”).

(b)       The Reporting Person and the Principal maintain a business address at: ________________________.

(c)       Mrs. Zecivic operates in a yacht and private jet leisure and luxury space by offering these assets as lease to own programs, fractional ownership, and charter.

(d)       [d & e, any criminal convictions or civil proceedings related to securities fraud in the last five years?] [No reportable event exists.]

(e)       [No reportable event exists.]

(f)       The Reporting Person is a Florida corporation and the Principal is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 24, 2020, the Reporting Person acquired 50,000,000 shares of the issuer’s Series A Convertible Preferred Stock from mina Mar Group Corporation, a Florida corporation. The purchase price of $500,000.00 for the Preferred Stock was paid by excluding assumption of an Issuer note obligation of $85,765.75 and the balance paid in cash. The consideration for the purchase was provided to the Reporting Person from the private funds of the Principal of the Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Series A Convertible Preferred Stock in order to obtain a controlling equity position in the Issuer. The Reporting Person acquired the shares for general investment purposes and retains the right to change its investment intent at any time. The Reporting Person intends to review on a continuing basis its investment in such shares in light of such factors as the trading price of issuer shares, general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person may, from time to time, retain or sell all or a portion of the shares.

Neither the Reporting Person nor the Principal has formulated any plans or proposals that would require disclosure under sub-paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number of shares of the Issuer acquired by the Reporting Person was 50,000,000 Series A Convertible Preferred Shares, representing 100% of the class.

CUSIP No. NONE	13D	Page 4 of 4 Pages

(b)	The Reporting Person has the sole power to vote and sole power to dispose of the 50,000,000 shares.

(c)	There were no transactions in the stock of the Issuer, other than as reported in this Schedule 13D, effected during the 60 days preceding the filing date of this Schedule 13D.

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Min Mar Corporation

/s/ Andrea Zecevic Andrea Zecevic, CEO

March 24, 2020